14048437

AB 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PGP Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 W. Olympic Blvd, Suite 28C
(No. and Street)

Los Angeles CA 90015
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart Kim 310.420.0090 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kim & Lee Corporation, CPAs
(Name – *if individual, state last, first, middle name*)

3600 Wilshire Blvd, Suite 1814 Los Angeles CA 90010
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SB 3/26/14

OATH OR AFFIRMATION

I, Stewart M. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHP Capital Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On 2/28/14 (Date) before me, Bethany Koch, Public Notary (Here Insert Name and Title of the Officer),

personally appeared Stewart Kim (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

BETHANY KOCH
Commission # 1968693
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2016
NNA1

Place Notary Seal Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2/28/14 Number of Pages: 18

Signer(s) Other Than Named Above: no other signer

Capacity(ies) Claimed by Signer(s)

Signer's Name: Stewart Kim

- ☐ Corporate Officer — Title(s): ______
- ☒ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______

- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

WITH

INDEPENDENT AUDITORS' REPORT

PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

CONTENTS **PAGE**

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

INDEPENDENT AUDITORS' REPORT

To the Member
PGP Capital Advisors, LLC (formerly, Pacific Gemini Partners, LLC)
Los Angeles, California

Report on the Financial Statements

We have audited the accompanying balance sheets of PGP Capital Advisors, LLC as of December 31, 2013 and 2012, and the related statements of operations, changes in member's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Kim & Lee

Los Angeles, California
February 27, 2014

PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)
BALANCE SHEETS
DECEMBER 31, 2013 AND 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and cash equivalents	$ 214,401	$ 136,368
Prepaid expenses	350	9,533
Due from parent (Note 2)	-	65,388
Investment	76,289	–
Total current assets	291,040	211,289
TOTAL ASSETS	$ 291,040	$ 211,289

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
CURRENT LIABILITIES		
Accounts payable	$ 20,346	$ 27,060
Unearned revenue	–	50,000
Due to parent	92,067	–
Total current liabilities	112,413	77,060
MEMBER'S EQUITY	178,627	134,229
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 291,040	$ 211,289

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Fee income	$ 545,671	$ 447,526
OPERATING EXPENSES		
Salaries and wages	136,564	208,994
Payroll taxes	11,022	16,755
Bad debt expense	-	5,000
Employee benefit	33,581	49,813
Consulting expense	122,305	80,248
Contribution	8,500	8,750
Equipment rental	5,282	5,656
Insurance expense	-	1,417
License and taxes	2,829	10,738
Meals and entertainment	41,205	46,857
Office expense	6,961	9,063
Professional fees	23,313	21,385
Regulatory fees and expenses	14,019	11,713
Rent expense	29,655	82,652
Research expense	20,250	29,000
Telephone	4,606	9,714
Travel	32,892	41,870
Utilities	9,204	10,147
Other expense	9,338	7,527
Total operating expenses	511,526	657,299
INCOME (LOSS) FROM OPERATIONS	34,145	(209,773)
OTHER INCOME		
Interest income (expense), net	6	(97)
Other income	17,769	31,447
Total other income	17,775	31,350
INCOME (LOSS) BEFORE INCOME TAX PROVISION	51,920	(178,423)
PROVISION FOR INCOME TAXES (NOTE 1)	2,600	800
NET INCOME (LOSS)	$ 49,320	$ (179,223)

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

	Capital	Other Comprehensive Loss	Total Member's Equity
BEGINNING BALANCE, JANUARY 1, 2012	$ 88,452	$ –	$ 88,452
Contributions	225,000	–	225,000
Net loss	(179,223)	–	(179,223)
ENDING BALANCE, DECEMBER 31, 2012	134,229	–	134,229
Net income	49,320	–	49,320
Unrealized loss on investment held for sale	–	(4,922)	(4,922)
ENDING BALANCE, DECEMBER 31, 2013	$ 183,549	(4,922)	178,627

The accompanying notes are an integral part of these financial statements

PGP CAPITAL ADVISORS, LLC
(formerly, Pacific Gemini Partners, LLC)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 49,320	$ (179,223)
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:		
Bad debt expense	–	5,000
Revenue from stock based compensation	(81,211)	
Changes in operating assets		
Account receivable	–	18,000
Prepaid expense	9,183	(9,533)
Due from parent	65,388	(14,748)
Changes in operating liabilities:		
Accounts payable	(6,714)	14,281
Unearned revenue	(50,000)	–
Due to Parent	92,067	–
Total adjustments	28,713	13,000
Cash provided by (used in) operating activities	78,033	(166,223)
CASH FLOWS FROM FINANING ACTIVITIES:		
Contribution from Parent	–	225,000
CHANGE IN CASH AND EQUIVALENTS	78,033	58,777
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	136,368	77,591
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 214,401	$ 136,368
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for Income taxes	$ 2600	$ 800
Cash paid for interest expense	$ –	$ 283
NON-CASH FINANCING TRANSACTION:		
Stock received as compensation recorded as investment	$ 81,211	$ –

The accompanying notes are an integral part of these financial statements

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of PGP Capital Advisors, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Business Activities - PGP Capital Advisors, LLC (formerly, Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

Income Taxes - The Company is a limited liability company taxed as a partnership for income tax purposes and, accordingly, income or loss of the Company flows through to the member of the Company. The Company recorded $2,600 and $800 in California state taxes for the years ended December 31, 2013 and 2012.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - In accordance with FASB ASC Topic No. 855, Subsequent Events, the Company evaluated subsequent events for recognition or disclosure through February 27, 2014, the date the accompanying financial statements were issued.

Note 2 - Related Party Transactions and Expense Sharing Agreement

The Company has an expense sharing agreement (the "Agreement") with the Parent whereby the Company shares certain percentages of common expenses with the Parent. Operating expenses allocated from the Parent to the Company totaled approximately $155,000 and $227,000, and operating expenses allocated from the Company to the Parent totaled approximately $38,000 and $42,000 for the years ended December 31, 2013 and 2012. The amount due to Parent from this transaction was $92,067 at December 31, 2013 and due from Parent was $65,388 at December 31, 2012.

PGP CAPITAL ADVISORS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

	2013	2012
Net Capital:		
Total member's equity	$ 178,627	$ 134,229
Total member's equity qualified for net capital	178,627	134,229
Deductions:		
Non-allowable assets	76,639	74,921
Tentative net capital	101,988	59,308
Net capital	$ 101,988	$ 59,308
Aggregate indebtedness:		
Items included in statement of financial condition	112,413	77,060
Total aggregate indebtedness	$ 112,413	$ 77,060
Computation of basic net capital requirement:		
Minimum net capital required	$ 7,494	$ 5,137
Excess capital	$ 94,494	$ 54,171
Ratio: aggregate indebtedness to capital	110.22%	129.93%
Reconciliation with Company's computation (included in Part II-A of Form X-17a-5):		
Net capital as reported in Company's Part II-A (unaudited) Focus Report	$ 101,988	$ 59,308
Audit adjustment to record due from parent which is a non-allowable asset	–	–
Net capital per above	$ 101,988	$ 59,308

PGP CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013 AND 2012

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(i).

PGP CAPITAL ADVISORS, LLC
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2013 AND 2012

Not Applicable

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Member of
PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)

In planning and performing our audit of the financial statements of PGP Capital Advisors, LLC as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kim & Lee

Los Angeles, California
February 27, 2014

KIM & LEE
CORPORATION
Certified Public Accountants

3600 Wilshire Blvd., Suite 1814
Los Angeles, CA 90010
T 213-387-6000 | F 213-387-2473
E mail@kimleecpas.com

www.kimleecpas.com

LOS ANGELES
ORANGE COUNTY

To the Member of

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC)
11111 Santa Monica Boulevard
Suite 910
Los Angeles, CA 90025

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by PGP Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating PGP Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). PGP Capital Advisors, LLC's management is responsible for the PGP Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in amended Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (*if applicable*). There was no overpayment to apply.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kim & Lee

Los Angeles, California
February 27, 2014